Exhibit 2.01
EXECUTION COPY
AGREEMENT AND PLAN OF MERGER
BY AND AMONG
FAIRFAX FINANCIAL HOLDINGS LIMITED,
FAIRFAX INVESTMENTS USA CORP.
AND
ODYSSEY RE HOLDINGS CORP.
DATED AS OF SEPTEMBER 18, 2009

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AGREEMENT AND PLAN OF MERGER
          THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of September 18, 2009, is entered into by and among Fairfax Financial Holdings Limited, a corporation incorporated under the laws of Canada (“Parent”), Fairfax Investments USA Corp., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub”), and Odyssey Re Holdings Corp., a Delaware corporation (the “Company”).
          WHEREAS, Parent and its affiliates beneficially and of record own 42,399,400 shares of the common stock, par value $.01 per share, of the Company (the “Common Stock”), which represents approximately 72.6% of the outstanding shares of Common Stock;
          WHEREAS, Parent has proposed to the Board of Directors of the Company (the “Company Board”) that Parent or one of its wholly-owned direct or indirect Subsidiaries (as defined herein) acquire all of the issued and outstanding shares of Common Stock not owned by Fairfax and its Subsidiaries (other than the Company and the Subsidiaries of the Company (the “Company Subsidiaries”)). Parent and the Subsidiaries of Parent other than the Company and the Company Subsidiaries are collectively referred to as the “Fairfax Group”; and such outstanding shares of Common Stock not owned by the Fairfax Group are collectively referred to as the “Shares”;
          WHEREAS, the Company Board has established a special committee consisting of independent directors (the “Special Committee”) to review, evaluate and negotiate any proposal made by the Fairfax Group to acquire Shares, including the Offer (as defined herein), the Merger (as defined herein) and the other transactions contemplated by this Agreement (collectively, the “Transactions”) and to make a recommendation to the Company Board with respect thereto;
          WHEREAS, Merger Sub hereby agrees to commence, and Parent shall cause Merger Sub to commence, subject to the terms and conditions provided herein, a tender offer (as it may be amended from time to time in accordance with this Agreement, the “Offer”) to acquire up to 100% of the Shares for an amount equal to $65.00 per Share, net to the stockholders who tender their Shares, in cash and subject to any required withholding of taxes;
          WHEREAS, following the consummation of the Offer, Merger Sub will merge with and into the Company with the Company surviving as a Subsidiary of Parent (the “Merger”), and, subject to certain limitations as set forth herein, each Share that is not tendered and accepted pursuant to the Offer will thereupon be canceled and converted into the right to receive cash in an amount equal to the Offer Price (as defined herein), subject to the terms and conditions set forth in this Agreement;
          WHEREAS, the Special Committee has unanimously (i) determined that the terms of this Agreement and the Transactions are fair to and in the best interests of the Company and the holders of the Shares, (ii) approved and declared advisable this Agreement and the Transactions, and (iii) recommended to the Company Board that the Company Board adopt resolutions approving and declaring advisable this Agreement and the Transactions and recommending that the holders of Shares accept the Offer, tender their Shares to Merger Sub pursuant to the Offer and, to the extent that any such holders do not tender their Shares and to the extent required by applicable Law, adopt and approve this Agreement (such recommendation by the Special Committee, the “Special Committee Recommendation”);
          WHEREAS, the Company Board, based on the Special Committee Recommendation, has (i) determined that the terms of this Agreement and the Transactions are fair to and in the best interests of the Company and the holders of the Shares, (ii) approved and declared advisable this Agreement and the Transactions, and (iii) resolved to recommend to the holders of Shares that such holders tender their Shares pursuant to the Offer and, to the extent any such holders do not tender their Shares and to the extent required by applicable Law, adopt and approve this Agreement (such recommendation, the “Company Board Recommendation”); and
          WHEREAS, the Board of Directors of each of Parent and Merger Sub have unanimously approved the Merger and this Agreement and deem it advisable and in the best interests of their stockholders to consummate the Transactions, on the terms and conditions set forth herein.
          NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth in this Agreement, Parent, Merger Sub and the Company hereby agree as follows:
ARTICLE I
THE TENDER OFFER
          SECTION 1.01. The Offer.
          (a) Subject to the terms and conditions of this Agreement, Merger Sub shall, and Parent shall cause Merger Sub to, as promptly as practicable and in no event later than ten business days after the date hereof, commence (within the meaning of Rule 14d-2 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) the Offer at a purchase price of $65.00 per Share, net to the seller in cash but subject to any required withholding of taxes (such price, or any higher price offered and paid by Merger Sub in its sole discretion in the Offer, the “Offer Price”).
          (b) The initial expiration date of the Offer shall be 12:00 midnight, New York City Time, on the date that is twenty business days following the date on which the Offer was commenced (the “Initial Expiration Date” and together with any expiration time and date established pursuant to an extension of the Offer as so extended pursuant to the terms and conditions set forth herein, the “Expiration Date”).
          (c) The obligation of Merger Sub to commence the Offer and to accept for payment and pay for Shares tendered pursuant to the Offer shall be subject only to (i) the non-waivable condition that pursuant to the Offer, prior to the Expiration Date, there shall have been validly tendered and not properly withdrawn a number of Shares which constitutes at least a majority of the outstanding Shares (excluding from the numerator of such calculation any shares held by stockholders that are affiliated with the Company, including the members of the Fairfax

Group and the directors and executive officers of each of the Company, Merger Sub and Parent, as of the Acceptance Time) (the “Minimum Condition”) and (ii) the other conditions set forth in Annex I hereto (together with the Minimum Condition, the “Offer Conditions”).
          (d) Merger Sub expressly reserves the right to (i) increase the Offer Price and (ii) to waive any of the Offer Conditions or to modify the terms of the Offer, except that, without the prior written consent of the Company (acting pursuant to a resolution adopted by both the Special Committee and the Company Board), Merger Sub shall not, and Parent shall not permit Merger Sub to, do any of the following: (A) decrease the Offer Price, change the form of consideration to be paid in the Offer or decrease the number of Shares subject to the Offer, (B) impose any conditions to the Offer other than the Offer Conditions set forth in Annex I hereto or modify any of the Offer Conditions set forth in Annex I hereto in any manner adverse to the holders of Shares, (C) otherwise amend or modify the Offer in a manner that would materially and adversely affect the holders of Shares, (D) amend, modify or waive the Minimum Condition and (E) except as otherwise provided in this Section 1.01(d), extend the Offer. Notwithstanding the foregoing, unless this Agreement has been terminated in accordance with Section 8.01, Merger Sub may, without the consent of the Company (or the Special Committee or Company Board), (I) extend the Offer for one or more consecutive increments of not more than ten business days each, if at any otherwise scheduled Expiration Date any of the Offer Conditions shall not have been satisfied or, if permissible, waived; (II) extend the Offer for any minimum period required by any rule, regulation, interpretation or position of the U.S. Securities and Exchange Commission (the “SEC”) or the staff thereof applicable to the Offer; or (III) if Shares have been accepted for payment but the number of shares of Common Stock collectively owned by the Fairfax Group is less than 90% of the then outstanding shares of Common Stock, extend the Offer for an aggregate period of not more than fifteen business days (for all such extensions) beyond the date on which Shares are first accepted for payment as a “subsequent offering period” (as such term is defined in Rule 14d-1(g)(8) under the Exchange Act) in accordance with Rule 14d-11 of the Exchange Act. In addition, if at any otherwise scheduled Expiration Date any Offer Condition has not been satisfied or waived, Merger Sub shall, and Parent shall cause Merger Sub to, at the request of the Company (acting pursuant to a resolution of the Special Committee), extend the Expiration Date for one or more consecutive increments of not more than ten business days each until the earliest to occur of (x) the satisfaction or waiver of such Offer Conditions, (y) termination of this Agreement in accordance with its terms, and (z) the Outside Date. In addition, Merger Sub shall, and Parent shall cause Merger Sub to, at the request of the Company (acting pursuant to a resolution of the Special Committee), make available a subsequent offering period in accordance with Rule 14d-11 under the Exchange Act of not less than ten business days; provided that Merger Sub shall not be required to make available such a subsequent offering period in the event that, prior to the commencement of such subsequent offering period, the Fairfax Group collectively holds at least 90% of the outstanding shares of Common Stock.
          (e) Upon the expiration of the Offer, subject to the terms and conditions of the Offer and this Agreement, Merger Sub shall, and Parent shall cause Merger Sub to, accept for payment and pay for, as promptly as practicable, all Shares validly tendered and not properly withdrawn pursuant to the Offer (including any subsequent offering period). The time that Merger Sub accepts for payment the Shares tendered pursuant to the Offer is referred to herein as the “Acceptance Time”.

          (f) Parent shall provide or cause to be provided to Merger Sub on a timely basis all funds necessary to purchase any Shares that Merger Sub becomes obligated to purchase pursuant to the Offer.
          SECTION 1.02. The Offer Documents; Schedule 13E-3.
          (a) On the date of commencement of the Offer, Merger Sub and, to the extent required by Law, its affiliates, shall file with the SEC, pursuant to and in accordance with Rule 14d-3 and Regulation M-A under the Exchange Act (“Regulation M-A”), a Tender Offer Statement on Schedule TO with respect to the Offer, which shall contain an offer to purchase and a related letter of transmittal and summary advertisement, in each case, reflecting the terms and conditions of this Agreement as they relate to the Offer (such Schedule TO and the documents included therein pursuant to which the Offer will be made, together with any supplements or amendments thereto, the “Offer Documents”) and shall cause the Offer Documents to be disseminated to holders of Shares. The Company shall promptly furnish to Merger Sub all information concerning the Company that may be required by applicable Laws or reasonably requested by Merger Sub for inclusion in the Offer Documents. Each of Parent and Merger Sub agrees to use reasonable best efforts to respond promptly to any comments of the SEC or its staff with respect to the Offer Documents or the Offer, and each of Parent, Merger Sub and the Company agrees to promptly correct any information provided by it for use in the Offer Documents if and to the extent that such information shall become false or misleading in any material respect or as otherwise required by the applicable U.S. federal securities laws, including the rules and regulations of the SEC thereunder (collectively, the “Securities Laws”). Parent and Merger Sub shall take all steps necessary to amend or supplement the Offer Documents and to cause the Offer Documents, as so amended or supplemented, to be filed with the SEC and to be disseminated to the holders of Shares, in each case as and to the extent required by applicable Securities Laws. The Company and the Special Committee, and their respective counsel, shall be given reasonable opportunity to review and comment on the Offer Documents (including any amendments or supplements thereto) before they are filed with the SEC or disseminated to the stockholders of the Company. Parent shall, and shall cause Merger Sub to, provide the Company and the Special Committee, and their respective counsel, with copies of any written comments, and shall inform them of any oral comments, that Parent, Merger Sub or their counsel receives from the SEC or its staff with respect to the Offer Documents promptly after the receipt of such comments and shall give the Company and the Special Committee, and their respective counsel, a reasonable opportunity to review and comment on any written or oral responses to such comments.
          (b) On the date of commencement of the Offer, the Company, Parent, Merger Sub and such other affiliates of Parent as may be required under applicable Law shall file with the SEC, pursuant to and in accordance with Rule 13e-3 and Regulation M-A, a joint Rule 13e-3 Transaction Statement on Schedule 13E-3 with respect to the Transactions (the “Schedule 13E-3”, which may mean the Schedule 13E-3 included in the Schedule TO as described in the second proviso of this sentence); provided that, to the extent that the Company is not filing the Schedule 14D-9 (as defined herein) on the same day as the date of commencement of the Offer, such obligation on the part of the Company shall not apply; and provided further that at their option, subject to applicable Law, Parent and Merger Sub may include the Schedule 13E-3 in the Schedule TO included in the Offer Documents. Each of Parent, Merger Sub and the Company

agrees to use reasonable best efforts promptly to respond to any comments of the SEC or its staff with respect to the Schedule 13E-3 filed by it and promptly to correct any information provided by it for use in such Schedule 13E-3 if and to the extent that such information shall become false or misleading in any material respect or as otherwise required by the Securities Laws. Each party shall take all steps necessary to amend or supplement its Schedule 13E-3 and to cause such Schedule 13E-3, as so amended or supplemented, to be filed with the SEC, in each case as and to the extent required by applicable Securities Laws. Each of Parent, the Company and the Special Committee and its respective counsel shall be given reasonable opportunity to review and comment on each Schedule 13E-3 (including any amendments or supplements thereto) before it is filed with the SEC. Each of Parent, the Company and the Special Committee shall provide the others and their respective counsel with copies of any written comments, and shall inform them of any oral comments, such Person or its counsel receives from the SEC or its staff with respect to such Schedule 13E-3 promptly after the receipt of such comments and shall give the others a reasonable opportunity to review and comment on any written or oral responses to such comments.
          SECTION 1.03. Company Actions.
          (a) No later than ten business days from the date of commencement of the Offer, the Company shall file with the SEC a Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the Offer containing, to the extent that no Change in Recommendation (as defined herein) shall have occurred in accordance with Section 6.02, the Special Committee Recommendation and the Company Board Recommendation (together with all amendments, supplements and exhibits thereto, the “Schedule 14D-9”) and shall cause the Schedule 14D-9 to be disseminated to the holders of Shares, in each case in a manner that complies with Rule 14d-9 under the Exchange Act and the Securities Laws. The Company shall deliver copies of the proposed form of the Schedule 14D-9 to Parent within a reasonable time prior to the filing thereof with the SEC for review and comment by Parent and its counsel. Each of Parent and Merger Sub shall, and Parent shall cause any of its affiliates to, promptly furnish to the Company all information concerning the Parent, Merger Sub and the affiliates of Parent that may be required by applicable Laws or reasonably requested by the Company for inclusion in the Schedule 14D-9. Each of the Company, Parent and Merger Sub shall use reasonable best efforts promptly to correct any information provided by it for use in the Schedule 14D-9 if and to the extent that such information shall have become false or misleading in any material respect or as otherwise required by the Securities Laws. The Company shall take all steps necessary to amend or supplement the Schedule 14D-9 and to cause the Schedule 14D-9, as so amended or supplemented, to be filed with the SEC and to be disseminated to the holders of Shares, in each case as and to the extent required by the Securities Laws. The Company shall provide Parent and its counsel with copies of any written comments, and shall inform them of any oral comments, that the Company or the Special Committee, or their respective counsel, receive from the SEC or its staff with respect to the Schedule 14D-9 promptly after the receipt of such comments and shall give Parent and its counsel a reasonable opportunity under the circumstances to review and comment on any written or oral responses to such comments. The Company agrees to use reasonable best efforts to respond promptly to any comments of the SEC or its staff with respect to the Schedule 14D-9.

          (b) In connection with the Offer, the Company shall reasonably promptly furnish or cause to be furnished to Parent and Merger Sub (i) mailing labels, security position listings of Shares held in stock depositories and any available listing or computer file containing the names and addresses of the record holders of Shares, each as of the most recent practicable date, and (ii) such additional information, including updated lists of stockholders, mailing labels and lists of securities positions and such other information and assistance as Parent, Merger Sub or their agents may reasonably request in connection with communicating to the record and beneficial holders of Shares with respect to the Offer and the Merger.
          (c) The Company hereby consents, to the extent that no Change in Recommendation (as defined herein) shall have occurred in accordance with Section 6.02, to the inclusion in the Offer Documents and the Schedule 13E-3 of the Special Committee Recommendation and the Company Board Recommendation.
          SECTION 1.04. Directors. Following the Acceptance Time and until the Effective Time, the Company Board shall at all times include the directors that currently comprise the Special Committee, and none of Parent, Merger Sub and the Company shall take any action to cause any change in the composition of the Special Committee. After the Acceptance Time and prior to the Effective Time, in addition to any approvals of the Company Board or the stockholders of the Company as may be required by the Company Charter (as defined herein), the Company Bylaws (as defined herein) or applicable Law, and without limiting the other requirements set forth herein, the affirmative vote of a majority of the members of the Special Committee shall be required (a) for the Company to terminate this Agreement or amend this Agreement, (b) for the Company to exercise or waive any of the Company’s benefits, rights or remedies under this Agreement, (c) for the Company to take any action that would prevent or materially delay the consummation of the Merger, (d) except as otherwise expressly contemplated by this Agreement, to amend the Company Charter or the Company Bylaws or (e) for the Company Board to take any other action under this Agreement, in each case, if such termination, amendment, exercise, waiver or other action would reasonably be expected to adversely affect the holders of Shares.
          SECTION 1.05. Top Up Option.
          (a) The Company hereby irrevocably grants to Merger Sub an option (the “Top Up Option”), exercisable upon the terms and conditions set forth in this Section 1.05, to purchase a number of newly-issued shares of Common Stock (to be agreed between the Company and Parent, acting in good faith) (the “Top Up Option Shares”) equal to a number of shares of Common Stock that, when added to the number of shares of Common Stock owned by the Fairfax Group at the time of such exercise, shall constitute no less than one (1) share more than ninety percent (90%) of the shares of Common Stock outstanding on a fully-diluted basis immediately after the issuance of the Top Up Option Shares at a price per share equal to the Offer Price; provided that in no event shall the Top Up Option be exercisable for a number of shares of Common Stock in excess of the Company’s then authorized and unissued shares of Common Stock (giving effect to shares of Common Stock reserved for issuance under the Company Incentive Plans (as defined herein) and the ESPP (as defined herein) as if such shares were outstanding).

          (b) Merger Sub may exercise the Top Up Option, in whole but not in part, at any time after the consummation of the Offer (for the avoidance of doubt, provided that the Minimum Condition has been satisfied and not waived by the Company) and prior to the earlier to occur of (i) the Effective Time and (ii) the termination of this Agreement in accordance with its terms. In the event that Merger Sub wishes to exercise the Top Up Option, it shall notify the Company in writing, and shall set forth in such notice: (A) the number of shares of Common Stock that will be owned by the Fairfax Group immediately preceding the purchase of the Top Up Option Shares, and (B) the place and time for the closing of the purchase of the Top Up Option Shares by Merger Sub, which shall not be more than five (5) business days after delivery of such notice (the “Top Up Closing”). The Company shall, as soon as practicable following receipt of such notice, notify Merger Sub of the number of shares of Common Stock then outstanding, the number of shares of Common Stock outstanding on a fully-diluted basis and the proposed number of Top Up Option Shares. At the Top Up Closing, Parent or Merger Sub shall pay the Company the aggregate purchase price for the Top Up Option Shares (calculated by multiplying the number of such Top Up Option Shares by the Offer Price) and the Company shall cause to be issued to Merger Sub a certificate (or other appropriate form of ownership, including book entry) representing the Top Up Option Shares. The aggregate purchase price payable for the Top Up Option Shares may be paid by Merger Sub by executing and delivering to the Company a promissory note having a principal amount equal to the balance of the aggregate purchase price for the Top Up Option Shares. Any such promissory note shall bear interest at the applicable federal rate as determined for U.S. federal income tax purposes, shall mature on the first (1st) anniversary of the date of execution and delivery of such promissory note and may be prepaid without premium or penalty. In the event that this Agreement is terminated after the Top Up Option is exercised and prior to the Effective Time, all amounts then owing pursuant to the promissory note (including all interest) shall thereupon become immediately due and payable.
          (c) The parties shall cooperate to ensure that the issuance of the Top Up Option Shares is accomplished consistent with all applicable Laws. Consistent therewith, Parent and Merger Sub acknowledge that the shares of Common Stock that Merger Sub may acquire upon exercise of the Top Up Option will not be registered under the Securities Act of 1933, as amended (the “Securities Act”), and will be issued in reliance upon an exemption thereunder for transactions not involving a public offering. Parent and Merger Sub represent and warrant to the Company that Merger Sub will be upon the purchase of the Top Up Option Shares an “accredited investor”, as defined in Rule 501 of Regulation D under the Securities Act. Merger Sub agrees that the Top Up Option and the Top Up Option Shares to be acquired upon exercise of the Top Up Option are being and will be acquired by Merger Sub for the purpose of investment and not with a view to, or for resale in connection with, any distribution thereof (within the meaning of the Securities Act).
ARTICLE II
THE MERGER
          SECTION 2.01. The Merger.

          (a) Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), Merger Sub shall be merged with and into the Company at the Effective Time (as defined herein). Following the Effective Time, the separate corporate existence of Merger Sub shall cease, and the Company shall continue as the surviving corporation in the Merger (the “Surviving Corporation”). The Merger shall have the effects set forth in this Agreement and the DGCL.
          (b) Notwithstanding anything in this Agreement to the contrary, if following the Offer and the subsequent offering period (if any) and the exercise (if any) of the Top Up Option, the requirements for a short form merger pursuant to Section 253 of the DGCL (a “Short Form Merger”) are satisfied (or may be satisfied solely through actions of the Fairfax Group) such that the Merger may be effected without a meeting, vote or written consent of the stockholders of the Company, Parent, Merger Sub and the Company shall, and Parent shall cause the other members of the Fairfax Group to, take all reasonable actions to consummate the Merger pursuant to Section 253 of the DGCL as soon as practicable after the satisfaction or waiver of the conditions to Closing set forth in Article VII hereof (and in any event within the time parameters set forth in Section 2.02 below).
          SECTION 2.02. Closing. The closing of the Merger (the “Closing”) will take place at 9:00 a.m., New York City time, on the third business day after satisfaction or (to the extent permitted by Law) waiver of the conditions set forth in Article VII (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or (to the extent permitted by Law) waiver of those conditions), at the offices of Simpson Thacher & Bartlett LLP, 425 Lexington Avenue, New York, New York 10017, unless another time, date or place is agreed to in writing by Parent and the Company, provided, however, that, to the extent the Information Statement (as defined herein) is required to be delivered to the Company’s stockholders pursuant to this Agreement and the Exchange Act, the Closing shall not occur until a date that is at least twenty calendar days after the mailing of the Information Statement to the Company’s stockholders. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date”.
          SECTION 2.03. Effective Time. Subject to the provisions of this Agreement, as promptly as practicable on the Closing Date, the Company shall file a certificate of merger, if the Merger is effected pursuant to Section 251 of the DGCL, or Merger Sub shall file a certificate of ownership and merger, if the Merger is effected pursuant to Section 253 of the DGCL (each, a “Certificate of Merger”), in such form as is required by, and executed and acknowledged in accordance with, the relevant provisions of the DGCL, and the parties shall make all other filings and recordings required under the DGCL. The Merger shall become effective at such date and time as the Certificate of Merger is filed with the Secretary of State of the State of Delaware or at such subsequent date and time as Parent and the Company shall agree and specify in the Certificate of Merger. The date and time at which the Merger becomes effective is referred to in this Agreement as the “Effective Time”.
          SECTION 2.04. Certificate of Incorporation and Bylaws. At the Effective Time, the Amended and Restated Certificate of Incorporation of the Company, as in effect immediately prior to the Effective Time, shall be the Certificate of Incorporation of the Surviving Corporation

and the Amended and Restated Bylaws of the Company, as in effect immediately prior to the Effective Time, shall be the By-laws of the Surviving Corporation until thereafter amended in accordance with their respective terms and the DGCL.
          SECTION 2.05. Directors. The directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation until their respective successors are duly elected or appointed and qualified in the manner provided in the certificate of incorporation and bylaws of the Surviving Corporation, or until their earlier death, resignation or removal, or otherwise as provided by Law.
          SECTION 2.06. Officers. The officers of the Company immediately prior to the Effective Time shall be the officers of the Surviving Corporation until their respective successors are duly elected or appointed and qualified in the manner provided in the certificate of incorporation and bylaws of the Surviving Corporation, or until their earlier death, resignation or removal, or otherwise as provided by Law.
ARTICLE III
EFFECT OF THE MERGER ON THE CAPITAL STOCK OF
THE CONSTITUENT CORPORATIONS; EXCHANGE OF
CERTIFICATES; COMPANY EQUITY AWARDS
          SECTION 3.01. Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the holder of any shares of capital stock of the Company or any shares of capital stock of Parent or Merger Sub:
          (a) Each share of capital stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $.01 per share, of the Surviving Corporation.
          (b) Each share of 8.125% series A preferred stock, par value $0.01 per share, of the Company (the “Series A Preferred Stock”) issued and outstanding immediately prior to the Effective Time (other than shares to be canceled pursuant to clause (d) below) shall remain outstanding as Series A Preferred Stock of the Surviving Corporation and will have such terms as set forth in the Certificate of Designations Establishing the Designations, Powers, Preferences, Rights, Qualifications, Limitations And Restrictions of 8.125% series A preferred stock, dated as of October 17, 2005, pursuant to which they were issued (the “Series A Certificate of Designations”).
          (c) Each share of floating rate series B preferred stock, par value $0.01 per share, of the Company (the “Series B Preferred Stock” and together with the Series A Preferred Stock, the “Preferred Stock”) issued and outstanding immediately prior to the Effective Time (other than shares to be canceled pursuant to clause (d) below) shall remain outstanding as Series B Preferred Stock of the Surviving Corporation and will have such terms as set forth in the Certificate of Designations Establishing the Designations, Powers, Preferences, Rights, Qualifications, Limitations And Restrictions of floating rate series B preferred stock, dated as of

October 17, 2005, pursuant to which they were issued (the “Series B Certificate of Designations”).
          (d) Each share of Common Stock and Preferred Stock that is directly owned by the Company as treasury stock shall automatically be canceled and shall cease to exist, and no consideration shall be delivered in exchange therefor. Each share of Common Stock and Preferred Stock owned by any wholly-owned Company Subsidiary, Parent or any other member of the Fairfax Group immediately prior to the Effective Time shall remain outstanding after the Effective Time as shares of the Surviving Corporation.
          (e) Each share of Common Stock issued and outstanding immediately prior to the Effective Time (excluding shares which remain outstanding, or to be canceled, in accordance with Sections 3.01(b), (c) or (d) and, except as provided in Section 3.01(f), the Appraisal Shares (as defined herein)) shall be converted into the right to receive the Offer Price in cash, without interest (the “Merger Consideration”), and at the Effective Time, all such shares of Common Stock shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of (x) a certificate that immediately prior to the Effective Time represented any such shares of Common Stock (each, a “Certificate”) or (y) any such uncertificated shares of Common Stock (collectively, the “Uncertificated Shares”) shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration and any declared dividends with a record date prior to the Effective Time that remain unpaid at the Effective Time and that are due to such holder.
          (f) Notwithstanding anything in this Agreement to the contrary, shares (the “Appraisal Shares”) of Common Stock issued and outstanding immediately prior to the Effective Time that are held by any holder who is entitled to demand and properly demands appraisal of such shares pursuant to, and who complies in all respects with, the provisions of Section 262 of the DGCL (“Section 262”) shall not be converted into the right to receive the Merger Consideration as provided in Section 3.01(e), but instead such holder shall be entitled to payment of the fair value of such shares in accordance with the provisions of Section 262. At the Effective Time, the Appraisal Shares shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of Appraisal Shares shall cease to have any rights with respect thereto, except the right to receive the fair value of such shares in accordance with the provisions of Section 262. Notwithstanding the foregoing, if any such holder shall fail to perfect or otherwise shall waive, withdraw or lose the right to appraisal under Section 262 or a court of competent jurisdiction shall determine that such holder is not entitled to the relief provided by Section 262, then the right of such holder to be paid the fair value of such holder’s Appraisal Shares under Section 262 shall cease and such Appraisal Shares shall be deemed to have been converted at the Effective Time into, and shall have become, the right to receive the Merger Consideration as provided in Section 3.01(e). The Company shall give prompt notice to Parent of any demands for appraisal of any shares of Common Stock, withdrawals of such demands and any other instruments served pursuant to the DGCL received by the Company, and Parent shall have the right to participate in and direct all negotiations and proceedings with respect to such demands. The Company shall not, without the prior written consent of Parent (which consent shall not be unreasonably withheld or delayed), voluntarily make any payment with respect to, or settle or offer to settle, any such demands, or agree to do or commit to do any of the foregoing.

          SECTION 3.02. Exchange Fund. (a) Paying Agent. Prior to the Closing Date, Parent shall appoint a bank or trust company reasonably acceptable to the Company to act as paying agent (the “Paying Agent”) for the payment of the Merger Consideration and, in connection therewith, shall enter into an agreement with the Paying Agent in a form reasonably acceptable to the Company. Parent shall deposit (i) with the Paying Agent prior to the Effective Time cash in an amount sufficient to pay the aggregate Merger Consideration (such cash being hereinafter referred to as the “Exchange Fund”) and (ii) on the Closing Date with the Surviving Corporation, for the benefit of the holders of Stock Options (as defined herein) and Restricted Stock (as defined herein), cash in an amount equal to any amounts ultimately required to be paid to the holders of Stock Options and Restricted Stock in the Merger as a result of the actions taken by the parties and the Special Committee pursuant to Section 3.03(a).
          (b) Exchange Procedures. As promptly as reasonably practicable after the Effective Time, Parent shall cause the Paying Agent to mail to each holder of shares of Common Stock (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates, if any, shall pass, only upon proper delivery of the Certificates or transfer of the Uncertificated Shares to the Paying Agent and which shall otherwise be in customary form reasonably satisfactory to the Company and Parent) and (ii) instructions for use in effecting the surrender of the Certificates and the transfer of Uncertificated Shares in exchange for the Merger Consideration. Each holder of record of shares of Common Stock shall, (x) upon surrender to the Paying Agent of any such Certificate, together with such letter of transmittal, duly executed, and such other documents as may reasonably be required by the Paying Agent, or (y) upon receipt of an “agent’s message” by the Paying Agent (or such other evidence, if any, of transfer as the Paying Agent may reasonably request) in the case of a book-entry transfer of Uncertificated Shares, be entitled to receive in exchange therefor the amount of cash which the number of shares of Common Stock previously represented by such Certificate or the Uncertificated Shares, as applicable, shall have been converted into the right to receive pursuant to Section 3.01(e), without any interest thereon and less any required withholding of taxes, and any Certificate so surrendered shall forthwith be canceled. In the event of a transfer of ownership of Common Stock which is not registered in the transfer records of the Company, payment of the Merger Consideration may be made to a Person other than the Person in whose name the Certificate so surrendered or the Uncertificated Shares so transferred is registered if any such Certificate shall be properly endorsed or otherwise be in proper form for transfer and the Person requesting such payment shall pay any fiduciary or surety bonds or any transfer or other similar taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of such Certificate or Uncertificated Shares or establish to the reasonable satisfaction of Parent that such tax has been paid or is not applicable. Until surrendered or transferred as contemplated by this Section 3.02(b), each Certificate and each Uncertificated Share shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration which the holder thereof has the right to receive in respect of such Certificate or Uncertificated Shares pursuant to this Article III and any declared dividends with a record date prior to the Effective Time that remain unpaid at the Effective Time and that are due to such holder. No interest shall be paid or will accrue on any cash payable to holders of Certificates or Uncertificated Shares pursuant to the provisions of this Article III.

          (c) No Further Ownership Rights in Company Common Stock. All cash paid upon the surrender of Certificates or the transfer of Uncertificated Shares in accordance with the terms of this Article III shall be deemed to have been paid in full satisfaction of all rights pertaining to the shares of Common Stock formerly represented by such Certificates or Uncertificated Shares, as applicable, subject, however, to the Surviving Corporation’s obligation to pay all dividends that may have been declared by the Company and that remain unpaid at the Effective Time. At the close of business on the day on which the Effective Time occurs, the stock transfer books of the Company with respect to the Common Stock shall be closed, and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of Common Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, any Certificate or Uncertificated Shares are presented to the Surviving Corporation for transfer, they shall be canceled against delivery of cash to the holder thereof as provided in this Article III.
          (d) Termination of the Exchange Fund. Any portion of the Exchange Fund that remains undistributed to the holders of shares of Common Stock for twelve months after the Effective Time shall be delivered to Parent, upon demand, and any holders of shares of Common Stock who have not theretofore complied with this Article III shall thereafter look only to Parent for, and Parent shall remain liable for, payment of their claims for the Merger Consideration pursuant to the provisions of this Article III.
          (e) No Liability. None of Parent, Merger Sub, the Company, the Surviving Corporation and the Paying Agent shall be liable to any Person in respect of any cash from the Exchange Fund delivered to a public official in compliance with any applicable state, federal or other abandoned property, escheat or similar Law. If any Certificate or Uncertificated Shares shall not have been surrendered prior to the date on which the related Merger Consideration would escheat to or become the property of any Governmental Entity, any such Merger Consideration shall, to the extent permitted by applicable Law, immediately prior to such time become the property of Parent, free and clear of all claims or interest of any Person previously entitled thereto.
          (f) Investment of Exchange Fund. The Paying Agent shall invest the cash in the Exchange Fund as directed by Parent; provided, however, that such investments shall be in obligations of or guaranteed by the United States of America (the “United States”) or any agency or instrumentality thereof and backed by the full faith and credit of the United States. Any interest and other income resulting from such investments shall be paid solely to Parent. Nothing contained herein and no investment losses resulting from investment of the Exchange Fund shall diminish the rights of any holder of Common Stock to receive the Merger Consideration as provided herein.
          (g) Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such Person of a bond or surety in such reasonable amount as Parent may direct as indemnity against any claim that may be made against them with respect to such Certificate. The Paying Agent shall deliver in exchange for such lost, stolen or destroyed Certificate the applicable Merger Consideration with respect thereto.

          SECTION 3.03. Treatment of Equity-Based Awards.
          (a) Each of the parties hereto, including the Company, shall use reasonable best efforts to take any and all actions necessary (including, if necessary, to amend the applicable plan) to provide for treatment of all outstanding Stock Options, Restricted Stock and awards under the ESPP issued or granted pursuant to the Company’s Stock Option Plan, 2002 Stock Incentive Plan, Restricted Share Plan, ESPP or other Company Incentive Plan, as applicable, as a result of the Merger in a manner acceptable to the Special Committee.
          (b) Parent, the Surviving Corporation or the Paying Agent shall be entitled to deduct and withhold from any amounts ultimately payable to holders of Stock Options, Restricted Stock or awards under the ESPP, as applicable, as a result of the actions taken by the parties and the Special Committee pursuant to Section 3.03(a) such amounts as Parent, the Surviving Corporation or the Paying Agent are required to deduct and withhold with respect to the making of such payment under the U.S. Internal Revenue Code of 1986, as amended, or any provision of state, local or foreign tax Law. To the extent that amounts are so withheld and paid over to the appropriate Governmental Entity by Parent, the Surviving Corporation or the Paying Agent, such withheld amounts shall be treated for all purposes of this Agreement and otherwise as having been paid to the holder of the shares of Common Stock, the holder of the Stock Option(s) or the holder of Restricted Stock, as the case may be, in respect of which such deduction and withholding was made by Parent, the Surviving Corporation or the Paying Agent.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF THE COMPANY
          Except as set forth in the SEC Reports (as defined herein) filed prior to the date hereof, as otherwise known by Parent or as set forth in the disclosure schedule delivered by the Company to Parent concurrently with the execution of this Agreement (the “Disclosure Schedule”) (it being understood that the Disclosure Schedule shall be deemed disclosure with respect to the specific Section of this Agreement to which the information stated in such disclosure relates and such other Sections of this Agreement to the extent a matter is disclosed in such a way as to make its relevance to the information called for by such other Section reasonably apparent), the Company hereby represents and warrants to Parent and Merger Sub as follows:
          SECTION 4.01. Corporate Organization. The Company and each of the Company Subsidiaries is a corporation, partnership or other legal entity duly incorporated or organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization (where such concept is recognized under applicable Law) and has the requisite power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as it is now being conducted, except where such failures to be so organized, existing and in good standing, to have such power and authority or to hold such governmental approvals, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect. The Company and each Company Subsidiary is duly qualified or licensed and in good standing to do business (where such concept is recognized under applicable Law) in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except for such failures to be so qualified or licensed and in good standing that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect.
          SECTION 4.02. Capitalization.
          (a) The authorized capital stock of the Company consists of 500,000,000 shares of Common Stock and 200,000,000 shares of preferred stock, par value $.01 per share, of which (x) 2,000,000 of such shares of preferred stock are designated as Series A Preferred Stock and (y) 2,000,000 of such shares of preferred stock are designated as Series B Preferred Stock. As of the close of business on September 17, 2009, there were (i) 58,484,176 shares of Common Stock issued and outstanding (which number includes 771,125 shares of Restricted Stock), (ii) 53,284 shares of Common Stock held in the Company’s treasury, (iii) 1,984,384 shares of Common Stock reserved and available for issuance pursuant to the Company Incentive Plans and the ESPP, of which 191,292 were subject to outstanding rights under the ESPP, (iv) 2,000,000 shares of Series A Preferred Stock issued and outstanding, and (v) 2,000,000 shares of Series B Preferred Stock issued and outstanding. Since September 17, 2009, no shares of capital stock have been issued other than any shares of Common Stock issued pursuant to the Company Incentive Plans and the ESPP.
          (b) All outstanding shares of Common Stock (other than the Restricted Stock) are, and all such shares that may be issued prior to the Effective Time will be when issued, duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights.
          (c) Except for any obligations pursuant to this Agreement, any Company Incentive Plan or the ESPP or as otherwise set forth above, as of the date of this Agreement, there are no options, warrants, rights, convertible or exchangeable securities, stock-based awards or performance units, contracts or undertakings of any kind to which the Company or any of the Company Subsidiaries is a party or by which any of them is bound (i) obligating the Company or any Company Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other equity interests in, or any security convertible or exchangeable for any capital stock of or other equity interest in, the Company or of any Company Subsidiary or (ii) obligating the Company or any Company Subsidiary to issue, grant or enter into any such option, warrant, right, security, unit, contract or undertaking. As of the date of this Agreement, there are no outstanding contractual obligations of the Company or any Company Subsidiary to repurchase, redeem or otherwise acquire any shares of capital stock or options, warrants or other rights to acquire shares of capital stock of the Company or any such Company Subsidiary, other than pursuant to the Company Incentive Plans and the ESPP.
          SECTION 4.03. Authority Relative to this Agreement. The Company has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Transactions, subject, in the case of the Merger, to receipt (if required by the DGCL) of the affirmative vote of holders of a majority of the outstanding shares of Common Stock to adopt this Agreement (the “Stockholder Approval”). The execution and delivery of this Agreement by the Company and the consummation by the Company of the Transactions have been duly authorized by all necessary corporate action on the part of the Company, subject, in the case of the Merger, to receipt of the Stockholder Approval

(if required by the DGCL). This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by each of Parent and Merger Sub, constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject, as to enforceability, to bankruptcy, insolvency and other Laws of general applicability relating to or affecting creditors’ rights and to general equity principles. The Company Board, based on the recommendation of the Special Committee, at a meeting duly called and held and at which a quorum was present and voting, passed the Company Board Recommendation. The Company Board has approved this Agreement and the Transactions in order that the restrictions on business combinations set forth in Section 203(a) of the DGCL shall not apply to the Offer, the Merger, or any other Transactions.
          SECTION 4.04. No Conflict; Required Filings and Consents.
          (a) The execution and delivery of this Agreement by the Company do not, and the performance of this Agreement and the consummation of the Transactions will not, (i) conflict with or violate the Company Charter or the Company Bylaws, or the certificate of incorporation, bylaws or other equivalent organizational documents of any of the Company Subsidiaries, (ii) subject to the filings and other matters described in Section 4.04(b) (including the related Section of the Disclosure Schedule), conflict with or violate any statute, law, rule, regulation, ordinance or code of any Governmental Entity (“Law”) applicable to the Company or any Company Subsidiary or their respective properties or assets, or (iii) result in any breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, result in the loss of a material benefit under or give to others any right of termination, amendment, acceleration, increased payment or cancellation of, or result in the creation of a lien or other encumbrance on any property or contract, agreement, lease, license, permit, franchise or other instrument to which the Company or any of the Company Subsidiaries is a party or by which their respective properties or assets are bound, except in the case of clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences which, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect.
          (b) The execution and delivery of this Agreement by the Company do not, and the performance of this Agreement and the consummation of the Offer, the Merger and the other Transactions by the Company will not, require any consent, approval, authorization or permit of, or filing with or notification to, any governmental or regulatory authority, domestic or foreign (each a “Governmental Entity”), except (i) for (A) any applicable requirements of the Securities Laws, including the filing and delivery of the Schedule 14D-9, and, if required by applicable Law upon obtaining the Stockholder Approval by written consent, the filing with the SEC and mailing to stockholders of the Company of an information statement prepared pursuant to Section 14(c) of the Exchange Act regarding the merger and the other Transactions (the “Information Statement”) (which shall also satisfy the requirements of Section 228 of the DGCL), (B) the filing of appropriate certificates as required by the DGCL, the Merger and the other Transactions, and (C) the filings or notifications to, or approvals from (the “Governmental Approvals”), insurance regulatory agencies and the Governmental Entities set forth in Section 4.04(b) of the Disclosure Schedule and (ii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect.

          SECTION 4.05. SEC Filings and Financial Statements. The Company has heretofore filed all forms, reports, statements, schedules and other materials with the SEC required to be filed pursuant to the Exchange Act or other Securities Laws since January 1, 2007 (the “SEC Reports”). As of the respective dates such documents were filed or furnished, as the case may be, the SEC Reports complied in all material respects with all applicable requirements of the Exchange Act and other Securities Laws and did not contain, as of the respective dates such documents were filed or furnished, as the case may be (except to the extent amended or superseded by a subsequent filing with the SEC that is publicly available prior to the date hereof) any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. The financial statements of the Company included in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008 (including the related notes thereto) and in the Company’s Quarterly Reports on Form 10-Q for the periods ended March 31, 2009 and June 30, 2009 (including the related notes thereto) have been prepared from the books and records of the Company and the Company Subsidiaries, comply in all material respects with the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with United States generally accepted accounting principles (except, in the case of unaudited quarterly statements, as permitted by Form 10-Q of the SEC or other rules and regulations of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly present in all material respects the consolidated financial position and the consolidated results of operations and cash flows of the Company and its consolidated Subsidiaries as of the dates thereof or for the periods presented therein, as applicable (subject, in the case of unaudited quarterly financial statements, to normal year-end adjustments).
          SECTION 4.06. No Undisclosed Liabilities. Except (a) for liabilities incurred by the Company or the Company Subsidiaries since June 30, 2009 in the ordinary course of business consistent with past practice, (b) for matters reflected or reserved against in the consolidated balance sheet of the Company as of June 30, 2009 included in the SEC Reports and (c) for liabilities incurred in connection with the Transactions, neither the Company nor any of the Company Subsidiaries has any liabilities or obligations (whether absolute, accrued, contingent or otherwise) which, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect.
          SECTION 4.07. Information Supplied. None of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in (a) the Offer Documents, the Schedule 13E-3 (insofar as it relates to the Company and the Company Subsidiaries) or the Schedule 14D-9 will, at the time such document is filed with the SEC, at any time it is amended or supplemented or at the time it is first published, sent or given to the Company’s stockholders, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, or (b) the Information Statement (to the extent the Company is required to distribute the Information Statement) will, at the date it is first mailed to the Company’s stockholders and on the date the Written Consent is effective, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Schedule
13E-3, the Schedule 14D-9 and the Information Statement, as the case may be, will comply in all material respects with the Securities Laws, except that no representation or warranty is made by the Company with respect to statements made or incorporated by reference therein based on information derived from Parent’s public SEC filings or supplied by Parent or Merger Sub for inclusion or incorporation by reference therein.
          SECTION 4.08. Opinion of Financial Advisor. The Special Committee has received the opinion of Sandler O’Neill & Partners, L.P. (“Sandler O’Neill”), dated as of the date hereof, to the effect that, as of such date, the consideration to be received by the holders of shares of Common Stock (other than Parent and its affiliates) in the Offer and the Merger is fair from a financial point of view to the holders of shares of Common Stock (other than Parent and its affiliates).
          SECTION 4.09. Brokers. No broker, finder or investment banker, other than Sandler O’Neill, is entitled to any broker’s, finder’s or financial advisor’s fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Company. The Company has heretofore furnished to Parent a complete and correct copy of the engagement letter with Sandler O’Neill related to the services provided to the Special Committee in connection with the Transactions.
          SECTION 4.10. Takeover Statutes. No “business combination”, “fair price”, “moratorium”, “control share acquisition” or other similar anti-takeover statute or regulation (each, a “Takeover Statute”) or any anti-takeover provision in the Company Charter or Company Bylaws is applicable to the Company, the Shares, the Offer, the Merger or the other Transactions.
ARTICLE V
REPRESENTATIONS AND WARRANTIES OF
PARENT AND MERGER SUB
          Parent and Merger Sub hereby jointly and severally represent and warrant to the Company as follows:
          SECTION 5.01. Corporate Organization. Parent is a corporation duly organized, validly existing and in good standing under the laws of Canada and Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware.
          SECTION 5.02. Authority Relative to this Agreement. Each of Parent and Merger Sub has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by Parent and Merger Sub and the consummation by each of them of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action on the part of each of Parent and Merger Sub, subject to the adoption of this Agreement, immediately following its execution, by Parent in its capacity as the sole stockholder of Merger Sub. This Agreement has been duly executed and delivered by each of Parent and Merger Sub and, assuming the due authorization, execution and delivery by the Company, constitutes a valid and binding obligation of each of Parent and

Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject, as to enforceability, to bankruptcy, insolvency and other Laws of general applicability relating to or affecting creditors’ rights and to general equity principles.
          SECTION 5.03. No Conflict; Required Filings and Consents.
          (a) The execution and delivery of this Agreement by Parent and Merger Sub do not, and the performance of this Agreement and the consummation of the transactions contemplated hereby will not, (i) conflict with or violate articles of incorporation or the certificate of incorporation, as the case may be, or bylaws of Parent or Merger Sub, (ii) subject to the filings and other matters described in Section 5.03(b) (including the related Section of the Disclosure Schedule), conflict with or violate any Laws applicable to any of Parent or Merger Sub or their respective properties or assets, or (iii) result in any breach of or constitute a default (or an event which, with notice, lapse of time or both, would become a default) under, result in the loss of a material benefit under or give to others any right of termination, amendment, acceleration, increased payments or cancellation of, or result in the creation of a lien or other encumbrance on any property or contract, agreement, lease, license, permit, franchise or other instrument to which any of Parent or Merger Sub is a party or by which their properties or assets are bound, except in the case of clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences which, individually or in the aggregate, would not reasonably be expected to prevent or materially delay the performance by Parent or Merger Sub of any of their respective obligations under this Agreement or the consummation of any of the Transactions.
          (b) The execution and delivery of this Agreement by Parent and Merger Sub do not, and the performance of this Agreement and the consummation of the Offer, the Merger and the other Transactions by Parent and Merger Sub will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity, except (i) for (A) any applicable requirements of Securities Laws, (B) filing of appropriate certificates as required by the DGCL, the Merger and other Transactions and (C) the Governmental Approvals set forth in Section 5.03(b) of the Disclosure Schedule and (ii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, individually or in the aggregate, would not, and would not reasonably be expected to, prevent or materially delay the performance by Parent or Merger Sub of any of their respective obligations under this Agreement or the consummation of any of the Transactions.
          SECTION 5.04. Information Supplied. None of the information supplied or to be supplied in writing by Parent or Merger Sub or any affiliate of Parent for inclusion or incorporation by reference in (a) Offer Documents, the Schedule 13E-3 or the Schedule 14D-9 will, at the time such document is filed with the SEC, at any time it is amended or supplemented or at the time it is first published, sent or given to the Company’s stockholders, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, or (b) the Information Statement (to the extent the Company is required to distribute the Information Statement) will, at the date it is first mailed to the Company’s stockholders and on the date the Written Consent is effective, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Offer Documents and the Schedule 13E-3 (insofar as it relates to Parent or its affiliates) will comply in all material respects with the Securities Laws. Notwithstanding the foregoing, no representation is made by Parent or Merger Sub with respect to statements made or incorporated by reference in any of the foregoing documents based on information supplied by the Company for inclusion or incorporation by reference therein.
          SECTION 5.05. Brokers. No broker, finder or investment banker (other than Merrill Lynch Pierce Fenner & Smith Incorporated) is entitled to any brokerage, finder’s or other fee or commission in connection with this Agreement, the Offer, the Merger and the other Transactions based upon arrangements made by or on behalf of Parent or Merger Sub.
          SECTION 5.06. Available Funds. Parent will have available to it all funds necessary to permit Parent and Merger Sub to satisfy all of their respective obligations under this Agreement, including acquiring all of the outstanding Shares in the Offer and the Merger.
          SECTION 5.07. Merger Sub. Merger Sub is an indirect, wholly-owned Subsidiary of Parent. Merger Sub was formed specifically for the Transactions and has conducted no operations and incurred no obligation other than in connection with the Transactions.
ARTICLE VI
COVENANTS AND OTHER AGREEMENTS
          SECTION 6.01. Conduct of Business of the Company. The Company covenants and agrees that, prior to the Effective Time, unless (i) Parent shall have otherwise provided its prior written consent (not to be unreasonably withheld or delayed), (ii) otherwise expressly contemplated by this Agreement, or (iii) as set forth in Section 6.01 of the Disclosure Schedule:
          (a) The business of the Company and the Company Subsidiaries shall be conducted only in, and the Company and the Company Subsidiaries shall not take any action except in, the ordinary course of business consistent with past practice;
          (b) The Company and the Company Subsidiaries shall not make any material modifications in employee benefit plans, employment or compensation arrangements, except as required by applicable Law;
          (c) The Company and the Company Subsidiaries shall not grant any awards of Restricted Stock or Stock Options; and
          (d) The Company and the Company Subsidiaries shall use their commercially reasonable best efforts to keep available the services of their present officers and key employees and to preserve the good will of those having business relationships with any of them.
          SECTION 6.02. No Change in Recommendation. The Special Committee and the Company Board shall not withhold, withdraw, qualify or modify (or publicly propose or resolve to withhold, withdraw, qualify or modify), in a manner adverse to Parent or Merger Sub, either the Special Committee Recommendation or the Company Board Recommendation except to the extent the Special Committee or the Company Board, as the case may be, determines in good faith, after consultation with outside counsel, that such action is necessary in order for such directors to comply with their fiduciary obligations under applicable Law (a “Change in Recommendation”); provided, however, that, unless made within the 48 hours preceding the Expiration Date (in which event no advance notice shall be required), no Change in Recommendation may be made until after at least 48 hours following Parent’s receipt of notice from the Company advising that the Special Committee and/or the Company Board intends to take such action and the basis therefor.
          SECTION 6.03. Stockholder Approval; Information Statement; Short Form Merger. (a) If the Stockholder Approval is required under the DGCL in order to consummate the Merger (other than a Short Form Merger), then, in accordance with the DGCL, the Company Certificate and the Company Bylaws, the Exchange Act, and any applicable rules and regulations of the New York Stock Exchange, the Company, in consultation with Parent and Merger Sub, shall as promptly as practicable after the consummation of the Offer, for the purpose of consenting to the matters requiring the Stockholder Approval, seek the approval of such matters by written consent of each member of the Fairfax Group holding shares of Common Stock, including Merger Sub, and any other stockholders of the Company requested by Parent (the “Written Consent”). Subject to Section 6.02, the Company Board shall recommend unanimously that any stockholders of the Company requested to do so should execute the Written Consent, and Parent and the other members of the Fairfax Group holding shares of Common Stock, including Merger Sub, shall execute and deliver the Written Consent in accordance with Section 228 of the DGCL voting all shares of Common Stock held by the Fairfax Group in favor of adoption of this Agreement and approval of the Merger. The Company shall comply with the DGCL, the Company Certificate and the Company Bylaws, the Exchange Act and the rules and regulations of the New York Stock Exchange in connection with the Written Consent, including (i) preparing and delivering the Information Statement to the Company’s stockholders as required pursuant to the Exchange Act and Section 6.03(b) below and (ii) giving prompt notice of the taking of the actions described in the Written Consent in accordance with Section 228 of the DGCL to all holders of Common Stock not executing the Written Consent, together with any additional information required by the DGCL, including a description of the appraisal rights of holders of Common Stock available under Section 262 of the DGCL.
          (b) As promptly as reasonably practicable after Stockholder Approval has been obtained through execution and delivery to the Company of the Written Consent, the Company, with the assistance of Parent, shall prepare, and the Company shall file with the SEC, the preliminary Information Statement in form and substance reasonably satisfactory to each of the Company and Parent relating to the Merger and the Transactions. Parent shall cooperate with the Company in the preparation of the preliminary Information Statement and the definitive Information Statement and shall furnish to the Company the information relating to it and Merger Sub required by the Exchange Act. The Company shall use its reasonable best efforts, after consultation with Parent, to respond as promptly as practicable to any comments of the SEC and to cause the Information Statement in definitive form to be mailed to the Company’s stockholders at the earliest practicable time. The Company shall notify Parent promptly of the receipt of any comments from the SEC or its staff and of any request by the SEC or its staff for any amendments or supplements to the preliminary Information Statement or the definitive Information Statement, and the Company and Parent shall cooperate in filing with the SEC or its staff, and if required, the Company shall mail to its stockholders, as promptly as reasonably practicable, such amendment or supplement.
          (c) In furtherance and not in limitation of the covenants of the parties set forth in Section 6.08, if the Fairfax Group (including Merger Sub) shall acquire in the aggregate at least ninety percent (90%) of the outstanding shares of Common Stock pursuant to the Offer or otherwise, Parent and Merger Sub shall take and cause to be taken all necessary and appropriate action to cause the Short Form Merger to be effective as soon as practicable after the Acceptance Time.
          SECTION 6.04. Indemnification; Directors, and Officers, Insurance.
          (a) From and after the Acceptance Time, and for a period of six years after the Effective Time, each of Parent, the Company and the Surviving Corporation shall, jointly and severally, to the fullest extent permitted by Law, indemnify, defend and hold harmless each present and former director and officer of the Company or any of the Company Subsidiaries (acting in their capacity as such) (each, an “Indemnified Person”), against any costs or expenses (including reasonable attorneys’ fees), judgments, settlements, fines, losses, claims, damages, liabilities or amounts paid in settlement (collectively, “Costs”) incurred in connection with any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of, relating to or in connection with any matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time (a “Proceeding”) (and Parent and the Company or the Surviving Corporation, as applicable, shall also advance expenses as incurred to the fullest extent permitted under applicable Law, provided that the Indemnified Person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such Indemnified Person is not entitled to indemnification); provided that if, at any time prior to the sixth anniversary of the Effective Time, any Indemnified Person delivers to Parent and the Surviving Corporation a written notice asserting a claim for indemnification or advancement of expenses under this Section 6.04(a) in connection with a Proceeding, then the obligations of Parent, the Company and the Surviving Corporation set forth in this Section 6.04(a) shall survive the sixth anniversary of the Effective Time until such time as such Proceeding is fully and finally resolved. None of Parent, the Company and the Surviving Corporation shall settle, compromise or consent to the entry of any judgment in any Proceeding (and in which indemnification or advancement of expenses could be sought by an Indemnified Person hereunder), unless such settlement, compromise or consent includes an unconditional release of the applicable Indemnified Person(s) from all liability arising out of such Proceeding or such Indemnified Person(s) otherwise consents thereto in writing.
          (b) Parent and the Company agree that all rights to indemnification, advancement of expenses and exculpation now existing in favor of each Indemnified Person as provided in the Company Charter and Company Bylaws, or in the certificate or articles of incorporation, bylaws or similar documents of any Company Subsidiaries, in effect as of the date hereof, shall, with respect to matters occurring prior to the Effective Time, survive the Merger and continue in full force and effect after the Effective Time. Until the sixth anniversary of the Effective Time, the certificate of incorporation and bylaws of the Surviving Corporation and the certificate or articles of incorporation, bylaws or similar documents of its subsidiaries shall, with respect to matters occurring at or prior to the Effective Time, contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of the Indemnified Persons than are set forth in the Company Charter and Company Bylaws or in the certificate or articles of incorporation, bylaws or similar documents of the Company’s subsidiaries in effect as of the date of execution of this Agreement, and such provisions shall not be amended, repealed or otherwise modified prior to the sixth anniversary of the Effective Time in any manner that would materially adversely affect the rights thereunder, as of the Effective Time, of any Indemnified Person, with respect to matters occurring at or prior to the Effective Time; provided, however, that all rights to indemnification, advancement of expenses and exculpation in respect of any Proceeding pending or asserted or any claim made within such six-year period shall continue until the final disposition of such Proceeding or resolution of such claim. To the maximum extent permitted by Law, all such indemnification of Indemnified Persons with respect to matters occurring before the Effective Time shall be mandatory rather than permissive, and the Company or the Surviving Corporation and their subsidiaries, as the case may be, shall also advance expenses as provided hereinabove. Parent and the Company further agree that all rights to indemnification or advancement of expenses now existing in favor of Indemnified Persons in any indemnification agreement between such Indemnified Person and the Company or any Company Subsidiary, as the case may be, or under Law shall survive the Merger and continue in full force and effect in accordance with the terms of such agreement or Law.
          (c) Parent shall or the Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) obtain and maintain directors and officers liability insurance policies for the Indemnified Persons with respect to matters occurring prior to the Effective Time for a period of six years from the Effective Time on terms with respect to coverage and amount no less favorable than those of the applicable policies in effect on the date hereof; provided, however, that in no event shall Parent or the Surviving Corporation be obligated to expend in order to obtain or maintain insurance coverage pursuant to this Section 6.04(c) any amount per annum in excess of 300% of the aggregate premiums currently paid or payable by the Company in 2009 (on an annualized basis) for such purpose (the “cap”); and provided further, that if equivalent coverage cannot be obtained, or can be obtained only by paying an annual premium in excess of the cap, Parent or the Surviving Company shall only be required to obtain as much coverage as can be obtained by paying an annual premium equal to the cap. Parent or its affiliate may purchase a “tail” policy of such directors and officers liability insurance.
          (d) In the event the Surviving Corporation (or any of its subsidiaries) or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or any substantial portion of its properties and assets to any person, then, and in each such case, proper provision shall be made so that the successors and assigns of the Surviving Corporation (or its subsidiary, as applicable) (or their respective successors or assigns) assume the obligations of the Surviving Corporation (or its subsidiary, as applicable) (or their respective successors or assigns) under this Section 6.04. The Surviving Corporation and Parent shall pay all reasonable expenses, including reasonable attorneys’ fees, that may be incurred by any Indemnified Person in enforcing the indemnity and other obligations provided in this Section 6.04. For the period from the Acceptance Time through the Effective Time, the Company shall not, and Parent shall not permit the Company to, amend the provisions in the Company Charter and Company Bylaws providing for exculpation of director and officer liability and indemnification of and expense advancement for Indemnified Persons. The provisions of this Section 6.04 shall survive the consummation of the Merger and expressly are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Persons. Notwithstanding anything to the contrary, it is agreed that the rights of an Indemnified Person under this Section 6.04 shall be in addition to, and not a limitation of any other rights such Indemnified Person may have under the Company Charter, the Company Bylaws, any other indemnification arrangements, the DGCL or otherwise and nothing in this Section 6.04 shall have the effect of, or be construed as having the effect of, reducing the benefits to the Indemnified Persons under the Company Charter, the Company Bylaws, any other indemnification arrangements, the DGCL or otherwise with respect to matters occurring prior to the Effective Time.
          SECTION 6.05. Access and Information. The Company shall afford to Parent and its representatives such access during normal business hours throughout the period prior to the Effective Time to the Company’s and each of the Company Subsidiary’s books, records (including tax returns and work papers of the Company’s independent auditors), facilities, personnel and to such other information as Parent shall reasonably request.
          SECTION 6.06. Notification of Certain Matters. Each of the parties hereto shall promptly notify the other parties of:
          (a) to such party’s knowledge, any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with or relating to the Transactions;
          (b) any notice or other communication from any Governmental Entity received by such party in connection with or relating to the transactions contemplated by this Agreement; and
          (c) any actions, suits or proceedings commenced against such party or its Subsidiaries or affiliates that relate to consummation of the Transactions;
provided that the delivery of any notice pursuant to this Section 6.02 shall not limit or otherwise affect the remedies available hereunder to the party or parties entitled to receive such notice.
          SECTION 6.07. Publicity. None of the Company, Parent or Merger Sub shall issue or cause the publication of any press release or other public announcement with respect to this Agreement, the Offer, the Merger or the other Transactions without prior consultation with the other parties, except as may be required by Law or any listing agreement with or rules of any national securities exchange or by the request of any Governmental Entity. Upon execution of this Agreement, Parent and the Special Committee shall agree upon the text of a press release to be jointly issued by Parent and the Company with respect to this Agreement and the Transactions.
          SECTION 6.08. Certain Efforts; Litigation Support.
          (a) Subject to the terms and conditions hereof, each of the parties hereto agrees to use its commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective as promptly as practicable the transactions contemplated by the Offer, the Merger and this Agreement, and to cooperate with each other in connection with the foregoing, including using its commercially reasonable efforts to (i) obtain all necessary waivers, consents and approvals from other parties to material agreements, leases and other contracts, (ii) obtain all necessary consents, approvals and authorizations as are required to be obtained under any federal, state or foreign Law or regulation, (iii) lift or rescind any injunction or restraining order or other order adversely affecting the ability of the parties to consummate the Transactions, (iv) effect any necessary registrations and filings and submissions of information requested by Governmental Entities, and (v) fulfill all conditions to this Agreement.
          (b) Parent shall take all action necessary to cause Merger Sub to perform its obligations under this Agreement and to consummate the Offer and the Merger on the terms and conditions set forth in this Agreement.
          (c) The Company shall give Parent the opportunity to participate in the defense or settlement of any stockholder litigation against the Company and/or its directors, including the Special Committee, relating to the Transactions, and no such settlement shall be agreed to without Parent’s prior written consent (such consents not to be unreasonably withheld or delayed).
          SECTION 6.09. Stock Exchange Delisting. The Company and Parent shall cooperate and use commercially reasonable efforts to cause the delisting of the shares of Common Stock from the New York Stock Exchange and the deregistration of such shares as promptly as practicable following the Effective Time in compliance with applicable Law.
          SECTION 6.10. Section 16 Matters. Prior to the Expiration Date, the Company Board, or an appropriate committee of non-employee directors thereof, shall adopt a resolution consistent with the interpretive guidance of the SEC so that the disposition by any officer or director of the Company who is a covered person of the Company for purposes of Section 16 of the Exchange Act (“Section 16”) of Common Stock, Stock Options or Restricted Stock pursuant to this Agreement in connection with the Transactions shall be an exempt transaction for purposes of Section 16.
          SECTION 6.11. Rule 14d-10 Matters. Prior to the Expiration Date, the Compensation Committee of the Company Board will take all such actions as may be required to cause to be exempted under Rule 14d-10(d)(2) under the Exchange Act, any and all employment, compensation, severance and employee benefit agreements and arrangements that have been entered into or granted by the Company or any Company Subsidiaries before, on or after the date of commencement of the Offer with or to current or future directors, officers, or employees of the Company or any Company Subsidiary.
          SECTION 6.12. Takeover Statutes. If any Takeover Statute is or may become applicable to the Offer, the Merger or the other Transactions, the Company and the Company Board shall grant such approvals and take such actions as are within its power so as to eliminate or minimize the effects of such statue or regulation on such Transactions and shall use reasonable best efforts to challenge the validity or applicability of such Takeover Statute.

ARTICLE VII
CONDITIONS
          SECTION 7.01. Conditions to Obligation of Each Party to Effect the Merger. The respective obligations of Parent, Merger Sub and the Company to consummate the Merger are subject to the satisfaction or waiver (by mutual written consent of the Company (acting pursuant to a resolution of the Special Committee) and Parent) at or prior to the Effective Time of each of the following conditions:
          (a) Purchase of Shares in Offer. Merger Sub shall have accepted for payment and paid for all of the Shares validly tendered pursuant to the Offer and not properly withdrawn in accordance with the terms hereof and the Offer Documents, provided that this Section 7.01(a) shall not be a condition to Parent and Merger Sub’s obligations if Merger Sub shall have failed to purchase such Shares pursuant to the Offer in violation of the terms of this Agreement.
          (b) Stockholder Approval; Short Form Merger. (i) The Stockholder Approval shall have been obtained or (ii) all conditions of applicable Law required to be satisfied to effect the Merger as a Short Form Merger shall have been satisfied;
          (c) No Order. No court of competent jurisdiction or United States or Canadian federal or state Governmental Entity shall have issued an order, decree, ruling or taken any other action restraining, enjoining or otherwise prohibiting the consummation of the Merger or the other Transactions.
          (d) Governmental Approvals. All Governmental Approvals set forth in Section 4.04(b) of the Disclosure Schedule shall have been received to the extent such Governmental Approvals are required to be obtained at or prior to the Effective Time in order to effectuate the Merger.
ARTICLE VIII
TERMINATION
          SECTION 8.01. Termination. This Agreement may be terminated and the Offer and the Merger may be abandoned at any time prior to the Effective Time, whether before or after receipt of the Stockholder Approval, if applicable:
          (a) by mutual written consent of Parent, Merger Sub and the Company (with respect to the Company, only pursuant to a resolution adopted by the Special Committee);
          (b) by either Parent or the Company by action of its board of directors (with respect to the Company, only pursuant to a resolution adopted by the Special Committee):
     (i) if Merger Sub has not accepted Shares for payment pursuant to the Offer on or before 5 p.m. New York City Time on March 31, 2010 (the “Outside Date”); provided, however, that the right to terminate this Agreement under this Section 8.01(b)(i) shall not be available to any party if the failure of such party (and in the case of

Parent, Merger Sub, and vice versa) to perform any of its obligations under this Agreement has been the cause of, or resulted in, the failure of the Offer to be consummated on or before the Outside Date;
     (ii) if any court of competent jurisdiction or other Governmental Entity shall have issued an order, decree, ruling or taken any other action restraining, enjoining or otherwise prohibiting the Merger and such order, decree, ruling or other action shall have become final and nonappealable;
     (iii) if the Offer has expired or shall have been terminated in accordance with the terms set forth in this Agreement (including Annex I) without Merger Sub having purchased any Shares pursuant to the Offer; provided, however, that the right to terminate this Agreement under this Section 8.01(b)(iii) shall not be available to any party if the failure of such party (and in the case of Parent, Merger Sub, and vice versa) to perform any of its obligations under this Agreement has been the cause of, or resulted in, the failure of the Offer to be consummated or for the Offer to expire or be terminated;
          (c) by Parent, if, prior to the date of the acceptance of Shares by Merger Sub for payment pursuant to the Offer, the Company shall have breached any of its representations or warranties or failed to perform any of its covenants or agreement set forth in this Agreement, which breach or failure to perform (i) would give rise to the failure of any of the Offer Conditions and (ii) is incapable of being cured or, if capable of being cured, is not cured prior to the earlier of (A) one business day prior to the Outside Date or (B) the date that is thirty days from the date that the Company is notified by Parent of such breach; provided that Parent shall not have the right to terminate this Agreement pursuant to this Section 8.01(c) if Parent or Merger Sub is then in material breach of any of its representations, warranties, covenants or agreements hereunder; or
          (d) by the Company (only pursuant to a resolution adopted by the Special Committee), if Parent or Merger Sub shall have breached any of its representations or warranties or failed to perform any of its covenants or agreements set forth in this Agreement, which breach or failure to perform (i) would give rise to the failure of any of the Offer Conditions or conditions set forth in Section 7.01 and (ii) is incapable of being cured or, if capable of being cured, is not cured prior to the earlier of (A) one business day prior to the Outside Date or (B) the date that is thirty days from the date that Parent is notified by the Company of such breach (other than with respect to the obligation to commence the Offer in accordance with Section 1.01(a) of this Agreement, which shall require full compliance); provided that the Company shall not have the right to terminate this Agreement pursuant to this Section 8.01(d) if the Company is then in material breach of any of its representations, warranties, covenants or agreements hereunder; or
          (e) by Parent, if the Company Board or the Special Committee shall have made a Change in Recommendation prior to the Acceptance Time.
The party desiring to terminate this Agreement shall give written notice of such termination to each of the other parties hereto.

          SECTION 8.02. Effect of Termination. In the event of the termination of this Agreement as provided in Section 8.01, this Agreement shall forthwith become void and have no effect, and there shall be no liability on the part of Parent, Merger Sub or the Company, other than this Section 8.02 and Article IX, which provisions shall survive such termination; provided that nothing herein shall relieve any party from liability for any willful or intentional breach of any of its representations, warranties, covenants or agreements set forth in this Agreement.
ARTICLE IX
MISCELLANEOUS
          SECTION 9.01. Non-Survival of Representations and Warranties. None of the representations and warranties in this Agreement and in any instrument delivered pursuant to this Agreement shall survive the Effective Time. This Section 9.01 shall not limit any covenant or agreement of the parties hereto which by its terms contemplates performance after the Effective Time.
          SECTION 9.02. Fees and Expenses. Except as otherwise expressly provided herein, all costs and expenses incurred in connection with the Offer, the Merger, this Agreement and the other Transactions shall be paid by the party incurring such expenses, regardless of whether the Offer or the Merger shall be consummated.
          SECTION 9.03. Amendment. Subject to the provisions of applicable Law, at any time prior to the Effective Time, whether before or after receipt of the Shareholder Approval, if applicable, the parties hereto may modify or amend this Agreement, by written agreement executed and delivered by duly authorized officers of the respective parties (provided, in the case of the Company, that such modifications or amendments have been approved by the Special Committee).
          SECTION 9.04. Extension and Waiver.
          (a) At any time prior to the Effective Time, whether before or after receipt of the Stockholder Approval, if applicable:
     (i) the Special Committee on behalf of the Company may (i) extend the time for the performance of any of the obligations or other acts of Parent and/or Merger Sub, (ii) waive any inaccuracies in the representations and warranties contained herein or in any document, certificate or writing delivered by Parent and/or Merger Sub pursuant hereto, or (iii) waive compliance by Parent and/or Merger Sub with any of the agreements or with any conditions to the Company’s obligations.
     (ii) Parent may (a) extend the time for the performance of any of the obligations or other acts of the Company, (b) waive any inaccuracies in the representations and warranties contained herein or in any document, certificate or writing delivered by the Company pursuant hereto, or (c) waive compliance by the Company with any of the agreements or with any conditions to Parent’s or Merger Sub’s obligations.

          (b) Any consent or any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party by a duly authorized officer (in the case of the Company, only after approval of the Special Committee as to such action has been provided).
          SECTION 9.05. Notices. All notices, requests and other communications hereunder shall be in writing (including facsimile transmission and electronic mail transmission, so long as a receipt of such e-mail is requested and received) and shall be given:

(a)	If to Parent or Merger Sub:

Fairfax Financial Holdings Limited
95 Wellington Street West, Suite 800
Toronto, Ontario M5J 2N7
Canada
Attention: Paul Rivett, Esq.
Vice President and Chief Legal Officer
Facsimile No: 416-367-2201
e-mail: p_rivett@fairfax.ca

with a copy to:

Shearman & Sterling LLP
Commerce Court West
Suite 4405
P.O. Box 247
Toronto, Ontario M5L 1E8
Canada
Attention: Christopher J. Cummings, Esq.
Adam M. Givertz, Esq.
Facsimile No: 416-360-2958
e-mail: ccummings@shearman.com
agivertz@shearman.com

(b)	If to the Company:

Odyssey Re Holdings Corp.
c/o Special Committee
300 First Stamford Place
Stamford, Connecticut 06902
U.S.A.
Attention: Patrick Kenny
Chairman of the Special Committee
Donald Smith, Esq.
Senior Vice President, General Counsel
and Corporate Secretary
Facsimile No.: 203-965-7960

e-mail: dsmith@odysseyre.com

with a copy to:

Simpson Thacher & Bartlett LLP
425 Lexington Ave.
New York, New York 10017
Attention: Peter J. Gordon, Esq.
Facsimile No.: 212-455-2502
e-mail: pgordon@stblaw.com
or to such other address or facsimile number as such party may hereafter specify for the purpose by notice to the other parties hereto. All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5 p.m. on a business day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed to have been received on the next succeeding business day in the place of receipt.
          SECTION 9.06. Governing Law; Consent to Jurisdiction; Waiver of Jury Trial; Specific Performance.
          (a) This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.
          (b) Each of the parties hereto hereby irrevocably and unconditionally submits, for itself and its property, to the jurisdiction of the Court of Chancery of the State of Delaware and any appellate court thereof, in any action or proceeding arising out of or relating to this Agreement or the agreements delivered in connection herewith or the Transactions or for recognition or enforcement of any judgment relating thereto, and each of the parties hereby irrevocably and unconditionally (i) agrees not to commence any such action except in such court, (ii) agrees that any claim in respect of any such action or proceeding may be heard and determined in such court, (iii) waives, to the fullest extent it may legally and effectively do so any objection which it may now or hereafter have to venue of any such action or proceeding in such court, and (iv) waives, to the fullest extent permitted by law, the defense of any inconvenient forum to the maintenance of such action or proceeding in such court. Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each of the parties to this Agreement irrevocably consents to service of process in any such action or proceeding in the manner provided for notices in Section 9.05 of this Agreement; provided, however, that nothing in this Agreement shall affect the right of any party to this Agreement to serve process in any other manner permitted by Law.
          (c) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY

ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE SUCH WAIVER, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVER, (III) IT MAKES SUCH WAIVER VOLUNTARILY, AND (IV) IT HAS BEEN INDUCED TO ENTER THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS CONTAINED IN THIS SECTION 9.06(c).
          (d) The parties hereto agree that irreparable harm would occur in the event any of the provisions of this Agreement were not to be performed in accordance with the terms hereof and that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy or remedies to which such party is entitled at Law or in equity.
          SECTION 9.07. Entire Agreement; Third-Party Beneficiaries.
          (a) This Agreement (together with the Annexes, Exhibits and Disclosure Schedule) contains the entire agreement among the parties hereto with respect to the Offer, the Merger and the other Transactions and the subject matter of this Agreement and supersedes all prior agreements and undertakings, both written and oral, among the parities, or any of them, with respect to these matters. Each party hereto has participated in the drafting of this Agreement, which each party acknowledges is the result of extensive negotiations between the parties. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement.
          (b) This Agreement is not intended to, and does not, confer upon any Person other than the parties hereto any legal or equitable rights or remedies, except for: (i) the right of the holders of Shares who validly tender Shares pursuant to the Offer to receive the consideration in respect thereof from and after the Acceptance Time and the right of the holders of Common Stock other than those who tender their shares of Common Stock pursuant to the Offer, the Stock Options and the Restricted Stock to receive, from and after the Effective Time, the aggregate consideration which they are entitled to receive pursuant to Article III; (ii) in circumstances in which the holders of Common Stock do not have legal standing to seek remedies at law or in equity against Parent and Merger Sub, the right of the Company, on its own behalf and on behalf of the holders of Common Stock, to seek all remedies available at law or equity against Parent and Merger Sub in the event of any failure by Parent or Merger Sub to consummate the Offer and the Merger in accordance with the terms and conditions of this Agreement (it being understood and agreed among the parties hereto that the obligations of Parent and Merger Sub under this Agreement are material to the Company’s execution of this Agreement); and (iii) the provisions set forth in Section 6.04 of this Agreement.

          SECTION 9.08. Severability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any terms or provisions of this Agreement in any other jurisdiction so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.
          SECTION 9.09. Definitions. For purposes of this Agreement:
          (a) “affiliate” shall have the meaning assigned to such term in Rule 12b-2 under the Exchange Act.
          (b) “beneficial ownership” (and its correlative terms) shall have the meaning assigned to such term in Rule 13d-3 under the Exchange Act.
          (c) “business day” shall have the meaning assigned to such term in Rule 14d-1(g)(3) under the Exchange Act.
          (d) “Company Bylaws” means the Amended and Restated Bylaws of the Company dated as of December 6, 2007.
          (e) “Company Charter” means the Amended and Restated Certificate of Incorporation of the Company dated as of April 26, 2001.
          (f) “Company Incentive Plan” means any equity-based incentive plan sponsored by the Company (including the Company’s Restricted Share Plan but excluding the ESPP).
          (g) “ESPP” means the Company’s Employee Share Purchase Plan.
          (h) “Material Adverse Effect” means (i) a material adverse effect on the financial condition, business or results of operations of the Company and the Company Subsidiaries, taken as a whole, or (ii) any change or effect that would prevent, materially delay or materially impair the performance by the Company of its obligations hereunder; provided, however, that none of the following shall be taken into account in determining whether a Material Adverse Effect has occurred: (A) changes in the economy or financial markets (including credit markets) in general, (B) changes in the economic, business, financial or regulatory environment generally affecting any of the industries in which the Company and its Subsidiaries operate, (C) changes in Law or applicable accounting regulations or principles or interpretations thereof, (D) any change in the Company’s stock price or trading volume or any failure, in and of itself, by the Company to meet published revenue or earnings projections (but not any change, effect, event, occurrence, condition or state of facts underlying such change or failure), (E) changes that arise out of the announcement of this Agreement or out of actions required by this Agreement, or (F) any actions, suits, claims, hearings, arbitrations or investigations or other proceedings relating to this Agreement, the Offer, the Merger or the other Transactions by or before any Governmental Entity; provided, however, that with respect to clauses (A), (B) and (C), solely to the extent that the impact of such change or effect is not disproportionately adverse in any material respects to the Company and the Company Subsidiaries taken as a whole compared to other companies in the same industry.
          (i) “Person” means an individual, corporation, partnership, limited liability company, joint venture, association, trust, unincorporated organization or other entity.
          (j) “Restricted Stock” means the restricted shares of Common Stock granted under any Company Incentive Plan.
          (k) “Stock Option” means any option to purchase shares of Common Stock under the Company’s Stock Option Plan or 2002 Stock Incentive Plan.
          (l) a “Subsidiary” of any Person means another Person, of which the first Person (either alone or through or together with any other of its Subsidiaries) owns, directly or indirectly, more than fifty percent (50%) of the stock or other equity interests entitled to vote for the election of the board of directors or other governing body of such Person.
          SECTION 9.10. Interpretation. When a reference is made in this Agreement to an Article, a Section, an Annex or an Exhibit, such reference shall be to an Article or a Section of, or an Annex or Exhibit to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. The words “hereof”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The word “or” when used in this Agreement is not exclusive. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. References to a Person are also to its permitted successors and assigns. References to monetary amounts are to the lawful currency of the United States.
          SECTION 9.11. Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by operation of law or otherwise by any of the parties hereto without the prior written consent of the other parties, except that Merger Sub may assign any of its rights and obligations hereunder, including the right to purchase any or all of the Shares tendered pursuant to the Offer, to Parent or one or more direct or indirectly wholly-owned Subsidiaries of Parent so long as such assignment does not prevent or impair the satisfaction of any of the Offer Conditions or the conditions set forth in Article VII or delay completion of the Offer, the Merger or the other Transactions; provided, however, that no such assignment shall relieve Merger Sub of its obligations hereunder. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.
          SECTION 9.12. Counterparts. This Agreement may be executed in one or more counterparts (including by facsimile), all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.
[Signature pages follow]

          IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

FAIRFAX FINANCIAL HOLDINGS LIMITED

By: /s/ Bradley P. Martin
Name:	Bradley P. Martin
Title: Vice President, Chief Operating Officer and Corporate Secretary

FAIRFAX INVESTMENTS USA CORP.

By: /s/ Bradley P. Martin
Name:	Bradley P. Martin
Title:	Vice President and Chief Executive Officer

ODYSSEY RE HOLDINGS CORP.

By: /s/ Andrew A. Barnard
Name:	Andrew A. Barnard
Title:	President and Chief Executive Officer

ANNEX I
OFFER CONDITIONS
          Notwithstanding any other provision of the Offer, Merger Sub shall not be required to accept for payment, or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act, to pay for, and may delay the acceptance for payment of, any Shares tendered pursuant to the Offer, if:
          (a) the Minimum Condition shall not have been satisfied;
          (b) the Special Committee and/or the Company Board have made a Change in Recommendation;
          (c) there shall be in effect any order, decree, ruling or action of any United States or Canadian federal or state Governmental Entity restraining, enjoining or otherwise prohibiting the making or consummation of the Offer or the Merger or the other Transactions hereunder necessary to effect the Offer or the Merger;
          (d) the representations and warranties of the Company set forth in this Agreement shall not be true and correct as of the Expiration Date as though made on or as of such date (other than any such representation or warranty that is made only as of a specified date, in which case as of such specified date), except where the failure of such representations and warranties to be so true and correct has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect;
          (e) the Company shall not have performed or complied with in all material respects, any of its covenants or agreements contained in the Agreement at or prior to the Expiration Date to the extent required to be performed at or prior to the Expiration Date;
          (f) any of the Governmental Approvals set forth in Section 4.04(b) of the Disclosure Schedule shall not have been received to the extent such Governmental Approvals are required to be obtained at or prior to the Expiration Date; or
          (g) the Agreement shall have been terminated in accordance with its terms.